Exhibit 15.2

Signature Devices, Inc. files Reg A + offering with the SEC

Press Release | 03/30/2018

Financing to expand SDVI's AI-based Internet of Things and Media Devices Products

Signature Devices, Inc. (OTC PINK: SDVI) and Innovo Technology, a leading software and hardware development company, announced that it has filed a Regulation A+ offering with the SEC on March 21st.

This form of financing will enable us to finally accelerate the processing for developing strong revenue streams for our current products. We intend to use the future proceeds from our Regulation A plus opportunity to increase production and hire a sales team for the U.S. market. The proceeds from the Regulation A will also help our company further develop our exciting and new technologies that will continue to push Innovo Technology to the forefront of AI-based IoT and media devices, said Inas Azzam, CEO of SDVI and Innovo Technology.

About the Offering

The Company has filed an Preliminary Offering Statement with the Securities and Exchange Commission. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified by the Securities and Exchange Commission. Any such offer may be withdrawn or revoked , without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date.

Your indication of interest involves no obligation or commitment of any kind. A copy of the most recent version of the Preliminary Offering Circular may be obtained from Signature Devices, 26060 Acero, Mission Viejo, Ca 949-682-9578. A Preliminary Offering Circular, or the Offering Statement in which such Preliminary Offering Circular was filed, may be obtained at http://www.signaturedevices.com/

[If you wish to make a non-binding indication of interest, please give us your name, address, telephone number, and/or e-mail address in the response form so we may update you.]

You can also follow the company on Twitter for small updates and announcements, https://twitter.com/SignatureDevice

About Innovo Technology, Inc.

Based in Irvine, California, Innovo Technology combines the best of the technologies underpinning the popular Morpheus media server, Tazerwear's AI Software, Truck IT's beacon platform with Knoton's hardware, infrastructure and software. The result is a company that blends custom software and powerful hardware IoT-interconnected devices.

Signature Devices, Inc.

Investors Relations

Email: ir@signaturedevices.com

Phone: 866 637 1933 ext 106

http://www.signaturedevices.com